Press Release

GreenPower Announces Change of Effective Date
of Share Consolidation

Vancouver, British Columbia, August 27, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower") announces that, further to its news releases of August 20, 2025 and August 27, 2025,  the Company has delayed the implementation of its share consolidation on the basis of one (1) new common share for every ten (10) old common shares (the "Consolidation") from August 28, 2025 to September 8, 2025, and the implementation of the Consolidation will be subject to the receipt of all required approvals of the Nasdaq Stock Exchange.

For further information contact:

Brendan Riley, President

(510) 910-3377

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.